UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13913

Waddell & Reed Financial, Inc.

(Exact name of registrant as specified in its charter)

6300 Lamar Avenue

Overland Park, Kansas 66202

(913) 236-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Explanatory Note: Effective April 30, 2021, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 2, 2020, by and among Macquarie Management Holdings, Inc., a Delaware corporation (“Parent”), Merry Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Waddell & Reed Financial, Inc., a Delaware corporation (the “Company”), and (solely for purposes of Section 9.15 of the Merger Agreement) Macquarie Financial Holdings Pty Ltd, an Australian proprietary company formed under the laws of the Commonwealth of Australia, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Waddell & Reed Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WADDELL & REED FINANCIAL, INC.

Date:	May 13, 2021	By:	/s/ Shawn K. Lytle
		Name:	Shawn K. Lytle
		Title:	President